Consent of Independent Certified Public Accountants


The Shareholders and Board of Directors
Rollins Truck Leasing Corp.:

We consent to the incorporation herein by reference of our report dated October 27, 1999, except for the note "Subsequent Events," which is as of November 12, 1999, relating to the consolidated balance sheets of Rollins Truck Leasing Corp. and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of earnings, cash flows and shareholders' equity and related schedules for each of the years in the three-year period ended September 30, 1999, which report appears on page 13 of the 1999 Annual Report on Form 10-K of Rollins Truck Leasing Corp.

We also consent to the reference to our firm under the heading "Experts" in the Prospectus.



                                       /s/ KPMG LLP

                                           KPMG LLP


Wilmington, Delaware

January 27, 2000